April 29, 2005

VIA EDGAR AND FACSIMILE

Angela Jackson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd
Registration Statement on Form S-1,
filed December 17, 2004, as amended February 11, 2005,
March 21, 2005, April 11, 2005 and April 18, 2005
File No. 333-121407

Dear Ms. Jackson,

Pursuant to our conversation this morning with the SEC Staff of the Division of Corporation Finance and the Office of the Chief Accountant, please note the following corrections and clarifications to our letter dated April 21, 2005 and supplemental analysis provided with respect to our letter dated April 26, 2005.

Concluding Premise:

As discussed and described in our previous correspondence, the Company has determined that Lazard Ltd will consolidate Lazard Group. The Company’s conclusion is based on our analysis of the provisions of FIN 46(R). Our analysis concluded that Lazard Group is a

Angela Jackson

Securities and Exchange Commission

April 29, 2005

Variable Interest Entity (“VIE”) as contemplated by paragraph 5 of FIN 46(R). This is a correction to our previous communication of April 21,2005, where the Company was not explicit in stating our determination that Lazard Group is a VIE since both conditions of paragraph 5c have been met.

Correction of April 21, 2005 letter:

With respect to our letter dated April 21, 2005, the Company wishes to correct its statement with respect to paragraph 5c of FIN 46(R), Consolidation of Variable Interest Entities to state that the Company meets both conditions of paragraph 5c which states:

“The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights (footnote 11). For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.”

“FIN46(R), Footnote 11—This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this footnote refers to all parties identified in paragraph 16, except for de facto agents under item 16(d)(1).”

Company’s Conclusion:

The Company has concluded that Lazard Group is a Variable Interest Entity. Specifically, the Company believes the equity investors as a group lack the characteristics of paragraph 5(b)(1) because (i) the voting rights of Lazard Ltd, LAZ MD, and Lazard Group Finance LLC are not proportional to their obligation to absorb the expected losses and rights to residual returns of Lazard Group and (ii) substantially all of Lazard Group’s activities are conducted on behalf of Lazard Ltd and its related parties.

Supplemental analysis provided with respect to letter dated April 26, 2005:

With respect to our letter dated April 26th, and in response to your requests in our conversation today, the Company wishes to provide additional information with respect to our analysis of FIN 46(R), paragraph 17. As stated in that letter we have concluded that Lazard Ltd, Lazard Group, LAZ-MD Holdings LLC (“LAZ-MD”) and Lazard Group Finance LLC (the

Angela Jackson

Securities and Exchange Commission

April 29, 2005

managing member of Lazard Group) are related parties as contemplated by FIN 46(R), given the ownership and voting structure involving these entities

We believe that the activities of Lazard Group are most closely associated with Lazard Ltd. Therefore, Lazard Ltd should consolidate the operations of Lazard Group.

FIN 46(R), paragraph 17 states:

“If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a. The existence of a principal-agency relationship between parties within the related party group”

“b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group”

“c. A party’s exposure to the expected losses of the variable interest entity”

“d. The design of the variable interest entity.”

Paragraph 17(a) analysis:

Within the related party group, there does not exist any entity deemed to be a principal or an agent to the principal. Therefore this is not applicable in our circumstance.

Paragraph 17(b) analysis:

The Company has evaluated the relationship and significance of the activities of Lazard Group to the various parties within the related party group (Lazard Ltd, LAZ-MD and Lazard Group Finance LLC) and believes that the activities of Lazard Group are most significant to Lazard Ltd. Lazard Ltd holds 100% of the voting rights in Lazard Group, while LAZ-MD initially holds a majority of the voting power in Lazard Ltd, which will decline over time. In addition, Lazard Ltd will hold approximately 34% of the Lazard Group common interests at the time of the IPO and will have the right, over time, to receive 100% of the common interests, in Lazard Group. These interests are the only assets of Lazard Ltd. Also, it is important to note that we believe the partners holding LAZ-MD exchangeable interests will exchange their interests in LAZ-MD into direct interests in Lazard Ltd over time.

Angela Jackson

Securities and Exchange Commission

April 29, 2005

Paragraph 17(c) analysis:

The Company acknowledges that LAZ-MD initially has a greater direct variable interest in Lazard Group than Lazard Ltd. However, the Company would like to stress that Lazard Ltd’s interests in Lazard Group are planned to substantially increase over time as a result of the legal structure of LAZ-MD. By design, the interests in LAZ-MD will be capable of migrating over time into interests of Lazard Ltd. The future increases in Lazard Ltd’s ownership in Lazard Group, and corresponding reduction in LAZ-MD’s ownership interest, are described in (i) – (iv) below:

(i)	The settlement of the Equity Security Units (“ESU’s”) for shares of Lazard Ltd common stock, in 3 years, will significantly increase the ownership interest held by Lazard Ltd. At the settlement date of the purchase contract, between approximately 12.6 and 15.4 million additional shares of Lazard Ltd common stock will be issued and, as a result, increase Lazard Ltd’s ownership of Lazard Group and correspondingly reduce LAZ-MD’s ownership interest. Based on the most conservative pricing assumptions with respect to the ESU conversion, Lazard Ltd’s ownership interest in Lazard Group would increase solely as a result of this settlement from its current estimated 34% to approximately 42%. If the Underwriters’ over-allotment options for the common stock and ESU’s were exercised, these percentages would increase modestly;

(ii)	As set forth in the Registration Statement, assuming continued employment of the current managing directors, we would expect the following number of shares of common stock (and the corresponding percentage of the initial ownership interest of Lazard Group) to become available for exchange at the end of the following years:

Year 1:          234,906 shares, or approximately 0.2% of shares outstanding.

Year 2:          622,872 shares, or approximately 0.6% of shares outstanding.

Year 3:     21,155,974 shares, or approximately 21.2% of shares outstanding.

Year 4:     20,709,760 shares, or approximately 20.7% of shares outstanding.

Year 5:     21,493,452 shares, or approximately 21.5% of shares outstanding.

Assuming as little as 40% of the exchangeable shares in years 1, 2 and 3 were in fact exchanged during that period, Lazard Ltd’s ownership interest in Lazard Group, when combined with the ESU conversions described in (i) above, would result in Lazard Ltd having a 50% ownership interest in Lazard Group. However, we presently anticipate that a substantially higher percentage than 40% is likely to avail themselves of exchange rights;

(iii)	A portion of future annual compensation to our employees will be granted in the form of Lazard Ltd “equity-based compensation,” which will further dilute LAZ-MD’s interest in Lazard Ltd and Lazard Group (i.e., the Company expects that, for each

Angela Jackson

Securities and Exchange Commission

April 29, 2005

share issued by Lazard Ltd, a corresponding proportionate interest in Lazard Group will be issued to Lazard Ltd);

(iv)	LAZ-MD and certain of our subsidiaries through which the exchanges will be effected, with the consent of the Lazard Ltd board of directors, have the right (but not the obligation) to cause the holders of LAZ-MD exchangeable interests, and holders of Lazard Group common membership interests formerly held by LAZ-MD, to exchange all such remaining interests during the 30-day period following the ninth anniversary of this offering; and

These factors all show that, over time, Lazard Ltd will become the majority interest holder in Lazard Group, and LAZ-MD’s economic interests will decline over time.

Paragraph 17(d) analysis:

The Company has designed the transaction to maximize tax efficiency for the individual partners that hold interests in Lazard Group. If their existing interests were converted into common shares of Lazard Ltd initially, the conversion would trigger a taxable event for many individual members, and the partners would insist upon immediate transferability of their shares to cover such taxable event. Under the proposed structure, common membership interests in LAZ-MD are exchangeable, over time, into common shares of Lazard Ltd which allows the individuals to defer any tax liability until they have liquidity in the form of publicly traded shares of Lazard Ltd. As these exchanges occur, LAZ-MD’s interests in Lazard Group will be proportionately transferred to Lazard Ltd. The transaction is designed such that over time, invested capital in LAZ-MD (indirectly invested in Lazard Group by individuals) will decline and that capital invested in Lazard Ltd will increase (indirectly invested in Lazard Group).

*******

Based on the more significant attributes of the design of the structure, we have concluded that Lazard Ltd will consolidate Lazard Group. Such attributes include the following:

•	The legal structure of LAZ-MD;

•	The settlement of the ESU’s;

•	Future compensation being granted in the form of Lazard Ltd equity-based compensation; and

•	The right, but not the obligation, for LAZ-MD to cause the holders of exchangeable interests to exchange at a future point in time as described above.

Consolidation of Lazard Group more clearly presents the financial position of Lazard Ltd, the entity in which the public is investing at the consummation of the offering.

Angela Jackson

Securities and Exchange Commission

April 29, 2005

We wish to re-emphasize, that the Company believes the activities conducted by Lazard Group are on behalf of the public company, Lazard Ltd. Our analysis of FIN 46(R) fully supports this presentation.

Angela Jackson

Securities and Exchange Commission

April 29, 2005

Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact me or Benjamin D. Fackler, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/    Gavid D. Solotar

Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP

Mark Webb, Esq.
Branch Chief, Securities and Exchange Commission